Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Song Solutions, Inc.
2061 Middle Street Suite 215
Sullivans Island, SC 29482
songsplits.com

Up to $1,069,995.00 in Common Stock at $15.00
Minimum Target Amount: $9,990.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Song Solutions, Inc.
Address: 2061 Middle Street Suite 215, Sullivans Island, SC 29482
State of Incorporation: DE
Date Incorporated: October 19, 2018

Terms:

Equity

Offering Minimum: $9,990.00 | 666 shares of Common Stock
Offering Maximum: $1,069,995.00 | 71,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $240.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based

Tier 1 | $2,500+

SongSplits shirt

Tier 2| $5,000+

SongSplits shirt and trucker hat

Tier 3| $10,000+

5% bonus shares

Tier 4| $25,000+

10% bonus shares

Tier 5 | $50,000+

10% bonus shares + invitation to quarterly CEO Roundtable

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Song Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

From well-known artists to the (currently) unknown independent songwriters and producers writing music in home studios, they are all consistently collaborating together. They then have to mutually agree as to how much each contributed to a given song. This agreement is what determines the percentage of royalties they will be paid. But most of the time, they finish the writing session forgetting to have this discussion at all, or they tell the people collecting on their behalf a different scenario than what was expected. This leads to billions of dollars held in dispute unable to be paid to the songwriters until resolved.

SongSplits by Song Solutions, Inc. created a digital standard ledger for songwriters to negotiate, cross-verify, and agree upon their royalty percentages. This ensures each writer takes the same information back to the collecting agencies, thus cracking open the music industry black box and ensuring they get paid properly. We aim to become the industry standard for third-party licensors to verify ownership rights and proper credits.

SongSplits by Song Solutions, Inc. plans to generate revenue by 1) providing royalty administration services and collecting a percentage of the royalties collected and paid out; 2) licensing of our platform technology to third parties; and 3) optional subscription or fee for "in-app" services.

Competitors and Industry

In 2020, music publishing revenue topped $4 billion (Source: National Music Publishers' Association). By 2027, the global music publishing market is projected to reach $7.883 billion (Source: Industry Research). Every time a song is streamed, played on the radio or television, or performed live, a royalty must be paid to each contributor to the song. There are "major" publishers (e.g., Sony, Warner Chappell, Universal Music Publishing), and several large independent companies that collect royalties on songwriters' behalf.

Unfortunately, the music industry has not used technology particularly well, especially as it relates to songwriters and related music publishing royalty payments, and they do not have a system to know who to pay accurately. Three companies that are potential competitors to us are Auddly, CreateMusic, and Jammber. Auddly is a Swedish company that appears to have raised 4M USD since 2016. Their products are similar to ours in their attempts to verify writer data yet they do not require cross-verification of this data. CreateMusic's primary business model is around collecting YouTube royalties on the behalf of songwriters. Their primary business is not around helping songwriters verify/organize their data. While they do have a simple app to help writers manage their data, they do not appear to have gained traction in the songwriter or broader music community since they launched in late 2019. Jammber, a Chicago-based company, has raised $5.7M since its inception. They have developed a handful of product offerings around royalty payment processing and have begun generating revenue yet are also considered early stage alongside the competitors.

Not only do we believe that we were the first to identify a solution to address the issue of proper and accurate songwriter data, but our company is also unique in that our leadership comes from the industry itself, and therefore, we understand the community of songwriters, major companies, and the internal industry structure very well. Further, we are remaining independent from the major record labels and their publishing arms to be a true industry solution and are taking a unique path to entrench ourselves in the industry that none of these companies are taking.

Current Stage and Roadmap

Our initial platform (the solution for songwriters to manage their catalog and splits) is built with world-class technology, ready to scale while maintaining proper security protocols, and we already have a significant market share within the songwriting community on the platform already.

We are now expanding our offerings to allow for copyright registrations on a fee per transaction basis as well as offering a SaaS model for corporations that would stand to benefit from our solution. These include Empire Music, You42, SongHero, and Music Reports, and will greatly expand our distribution and growth. Finally, we will be engaging in a significant global marketing campaign across digital, social, events, and webinars to help educate the songwriting community.

The Team

Officers and Directors

Name: Todd Wright

Todd Wright's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Co-CEO
  Dates of Service: October 31, 2018 - Present
  Responsibilities: Todd's role is to lead in the execution of corporate strategy. Mr. Wright holds equity within the company but currently does not take salary or compensation in the form of equity.

Other business experience in the past three years:

- **Employer:** The Wright Business Management Group
  Title: Principal
  Dates of Service: January 10, 2007 - Present
  Responsibilities: Todd is the personal CFO to songwriters, music producers, executives and iconic music estates.

Name: Al McLean

Al McLean's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Co-CEO & Chief Business Development Officer
  Dates of Service: October 31, 2018 - Present
  Responsibilities: Responsible for strategic partnerships and songwriter relations. Mr. McLean holds equity within the company but currently does not take salary or compensation in the form of equity.

Other business experience in the past three years:

- **Employer:** Empire Music
  Title: SVP Creative
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Al McLean started at Empire in April 2020 as VP of Publishing and was promoted in May 2021 to SVP of Creative. He is responsible for soliciting songwriters to the platform for music publishing deals.

Other business experience in the past three years:

- **Employer:** Kobalt Music
  Title: SVP
  Dates of Service: March 01, 2006 - December 31, 2018
  Responsibilities: Growing the music administration arm of the leading music administration company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity

shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

It is possible we will need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain greater traction in the marketplace at a faster rate than we have currently. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history and therefore limited revenue to-date. If you are investing in this company, it's because you think that SongSplits by Song Solutions, Inc. is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so

that the Company will succeed.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SongSplits by Song Solutions, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SongSplits by Song Solutions, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Al McLean	430,000	Common Stock	43.0
Todd Wright	270,000	Common Stock	27.0

The Company's Securities

The Company has authorized Common Stock, TBCO SAFTE, 7 Factor SAFTE, and Music Media SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 71,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

TBCO SAFTE

The security will convert into Safte preferred stock and the terms of the TBCO SAFTE are outlined below:

Amount outstanding: $375,000.00
Interest Rate: %
Discount Rate: 75.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Qualified Equity Financing of at least $2,000,000 of Preferred Stock

Material Rights

If there is a Liquidity Event before the conversion or termination of this instrument, the Company will give the Investor at least 20 days prior written notice thereof and the Majority Investors will, at their written election, elect either for the holder hereof to (i) receive a cash payment equal to two times the Conversion Amount (subject to the following paragraph) or (ii) receive from the Company a number of shares of Common Stock equal to the Conversion Amount divided by the Liquidity Price.

In connection with Section (e)(i), the Conversion Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of Safes or other Saftes who are receiving cash payouts in connection with such Liquidity Event (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the amounts they are entitled to receive, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Conversion Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Conversion Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Conversion Amount divided by the Liquidity Price.

7 Factor SAFTE

The security will convert into Safte preferred stock and the terms of the 7 Factor SAFTE are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 31, 2022
Interest Rate: 5.0%
Discount Rate: 75.0%
Valuation Cap: $7,000,000.00

Conversion Trigger: Qualified Equity Financing of at least $2,000,000 of Preferred Stock

Material Rights

If there is a Liquidity Event before the conversion or termination of this instrument, the Company will give the Investor at least 20 days prior written notice thereof and the Investor will, at their written election, elect either for the holder hereof to (i) receive a cash payment equal to two times the Conversion Amount (subject to the following paragraph) or (ii) receive from the Company a number of shares of Common Stock equal to the Conversion Amount divided by the Liquidity Price.

In connection with Section (e)(i), the Conversion Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of Safes or other Saftes who are receiving cash payouts in connection with such Liquidity Event (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the amounts they are entitled to receive, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Conversion Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Conversion Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Conversion Amount divided by the Liquidity Price.

Music Media SAFE

The security will convert into Common stock and the terms of the Music Media SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Following the closing of the company's Reg CF offering on StartEngine

Material Rights

There are no material rights associated with Music Media SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFTE
  Final amount sold: $375,000.00
  Use of proceeds: Tech Development

Date: October 31, 2018
Offering exemption relied upon: Rule 504, Reg D

- **Type of security sold:** SAFTE
  Final amount sold: $50,000.00
  Use of proceeds: Technology Developers were paid in equity in exchange for $50,000 of development work.
  Date: August 14, 2020
  Offering exemption relied upon: Rule 504, Reg D

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Marketing/Branding
  Date: September 29, 2021
  Offering exemption relied upon: 501A

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

The Company raised initial seed capital in Q4 of 2018. While building the platform and exploring the most productive revenue channels, expenses consisted largely of compensation to software developers, initial branding, market research, and legal work from inception through the end of 2019. No revenue was generated nor sought during this time.

Year ended December 31, 2020 compared to year ended December 31, 2019

The year of 2020 brought unforeseen market challenges as the traditional networking conferences and events that we had planned to attend and host were cancelled. The positive that came as a result of that was songwriters spent more time focusing on their internal businesses, getting organized, and making sure their business matters were cleaned up. As a result, our user base continued to grow on a monthly basis, setting us up well for the future as we roll out revenue-generating features. We did seek revenue generating opportunities at this time.

Total operating expenses decreased from $145,469 in fiscal year 2019 to $47,988 in 2020. Expenses consisted of marketing ($8,435 in 2019 to $700 in 2020), technology development ($203,762 in 2019 to $33,484 in 2020), and other general and administrative expenses ($120,964 in 2019 to $13,804 in 2020). In 2020, our expenses decreased significantly as our core technology had been built / completed to scale thus we did not have to pay our developers at nearly the same rate as we were no longer in the "building" stage of tech development.

Historical results and cash flows:

The Company is currently in the early growth stage and early revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sought revenue until 2021. Past cash was primarily generated through equity investments. Our goal is to generate significant revenue from our corporate partnerships as well as expansion of our song registration features. Both of these are highly scalable and do not require significant overhead to manage.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2021, the Company is being self-funded by current shareholders (with no changes to the current cap table). Fortunately, the current burn rate has been minimal. The Company received a capital injection of $50,000 in early September 2021 prior to the launch of this campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company acclerating its growth pattern. These funds will expand the marketing efforts, grow market share, and add to the revenue-generating feature sets we have planned.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign. If we are not successful with this campaign, we will continue to self-fund while we pursue other sources of investment capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10 months without further self-funding. This is based on a current monthly burn rate of approximately $867 for expenses related to Amazon Servers and platform hosting services, which is the minium requirement currently.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 to 4 years assuming we are aggressively marketing (and therefore maximizing our marketing budget) and without considering new revenue being earned. This is based on a current monthly burn rate of $867 for expenses related to Amazon Servers and platform costs, $10,000 per month on marketing, and $10,000 to $15,000 per month on business development and technology salaries.

As mentioned previously, we are enthusiastic about the revenue-generating opportunities which will make our platform even more valuable to the already existing userbase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, besides the capital in final negotiation of $50,000-$100,000, the Company has not contemplated additional future sources of capital. We have, however, been establishing relationships with various funding sources who are showing interest in investing in future/larger rounds.

Indebtedness

- **Creditor:** Todd Wright
  Amount Owed: $9,141.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Todd Wright
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Todd lent the company $9,141 to pay for certain promotional costs associated with this capital campaign.
  Material Terms: This will be paid back upon closing of this raise at 0% interest.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

The company determined its pre-money valuation based on analysis of multiple factors. First, the company believes it was one of the first company's to identify and create this type of solution for the songwriting / music industry and have valued this first to market approach in the context of the valuation.

Second, we analyzed the market and compared our business against competitors in the industry and their valuations at different capital raises that they have announced. These other company's have attempted to copy our model, and we believe they do not have the traction nor brand awareness that SongSplits has. We analyzed a company called "Jammber" and another previously called "Auddly" (now called "Sessions") which have raised capital at valuations in excess of $25M.

Third, with the exception of a relatively small VC raise under a S.A.F.E. agreement, we have not previously sought capital and have self-funded instead. Fourth, with hundreds of thousands of songwriters using our platform specifically to manage their data and growing each day, we believe this clearly shows us as the market leaders in rectifying such an important issue. We expect these user numbers to increase significantly in the coming months as our white-label partnerships with Empire Music, Music Reports Inc, The Labz, You42, SongHero and more begin to launch.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The company currently does not have any outstanding preferred stock nor outstanding options, warrants or other securities with a right to acquire shares that are excercised. The company does not have any shares reserved for issuance under a stock plan at this time. The pre-money valuation does not take into account any convertible securities currently outstanding. The company currently has $475,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  86.5%
  Digital/social media marketing.

- *Technology Hosting Services*
  10.0%
  Platform technology hosting.

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  Digital marketing, blogs, conference sponsorships, and panel discussions.

- *Technology extensions*
  15.0%
  Technological features resulting in increased revenue opportunities (in-app subscriptions, etc.).

- *Operations*
  20.0%
  Corporate partnership / business development.

- *Customer Support*
  15.0%
  We will use this portion of the proceeds for customer support and responding to user inquires / help desk.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at songsplits.com (https://www.songsplits.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/songsplits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Song Solutions, Inc.

[See attached]

SONG SOLUTIONS INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 11, 2021

To: Board of Directors, SONG SOLUTIONS INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SONG SOLUTIONS INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SONG SOLUTIONS INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	0	$	38,030
Note receivable		25,000		25,000
Total current assets		25,000		63,030
Security deposits		1,000		1,000
Total Assets	$	26,000	$	64,030
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	2,500	$	0
Other current liabilities		6,641		
Total Current Liabilities		9,141		0
Total Liabilities		9,141		0
SHAREHOLDERS' EQUITY				
Common stock (10,000,000 shares authorized, 1,000,000 shares issued)		817		0
SAFE instrument		425,000		425,000
Retained deficit		(408,958)		(360,970)
Total Shareholders' Deficit		16,859		64,030
Total Liabilities and Shareholders' Equity	$	26,000	$	64,030

SONG SOLUTIONS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing	700	8,435
Technology development	33,484	203,762
Other general and administrative	13,804	120,964
Total operating expenses	47,988	145,469
Net Operating Income (Loss)	(47,988)	(297,591)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (47,988)	$ (297,591)

SONG SOLUTIONS INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	SAFE Instrument	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	$ 0	$ 425,000	$ (63,379)	$ 361,621
Net Income (Loss)			(297,591)	(297,591)
Balance as of December 31, 2019	$ 0	$ 425,000	$ (360,970)	$ 64,030
Capital contributions	817			817
Net Income (Loss)			(47,988)	(47,988)
Balance as of December 31, 2020	$ 817	$ 425,000	$ (408,958)	$ 16,859

SONG SOLUTIONS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (47,988)	$ (297,591)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in security deposits	0	(1,000)
Increase (Decrease) in accounts and credit cards payable	2,500	0
Increase (Decrease) in other current liabilities	6,641	0
Net cash used in operating activities	(38,847)	(298,591)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Capital contribution	817	0
Net change in cash from financing activities	817	0
Net change in cash and cash equivalents	(38,030)	(298,591)
Cash and cash equivalents at beginning of period	38,030	336,621
Cash and cash equivalents at end of period	$ 0	$ 38,030

SONG SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SONG SOLUTIONS INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on October 19, 2018. The Company has developed a software-based platform for dividing royalties from music performance stakeholders.

Since inception, the Company has relied on issuing a SAFE instrument to fund its operations. As of December 31, 2020, the Company has not yet earned revenue and had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities when the Company decides to charge user fees from its software platform. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may

include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $0 and $38,030 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had not yet acquired any fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Up to this point, the Company has not yet sought to charge fees from the platform and, accordingly, has not recorded any revenue.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations when it starts to charge fees for the use of its platform. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – SAFE INSTRUMENTS

The Company's obligations relate to a simple agreement for future equity ("SAFE") instrument issued to fund the Company's platform development. The original agreement calls for up to $750,000 to be disbursed to the Company for which $375,000 was exchanged in 2018. The SAFE agreement calls for a $7,000,000 valuation cap and a 25 percent discount rate to apply upon a qualified event such as certain liquidity events, change-of-control events and other equity issuances.

The Company issued an additional $50,000 of SAFE instruments to developers in exchange for their services.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity: common stock (10,000,000 shares authorized). The Company has issued 1,000,000 shares to founders and management of the Company (some subject to vesting).

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

Potential Cash Investment
The Company is in final negotiations to raise up to $100,000 through the issuance of an additional SAFE instrument. The procurement of the cash infusion is not certain.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through August 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Music is a business. A big business.

In February of 2021, more than $424.38 million in accrued unmatched royalties from digital service providers was recovered.

$424.38 MILLION. And that's just the U.S. alone.

This unmatched money is now trying to make into the hands of the songwriters it belongs to. It shouldn't work this way, and we've got a plan to fix it.

Simply put, a song split indicates how much of the song you wrote, and based on that percentage, how much of the royalties for that song you'll earn.

There is no music business without the song split. Let me tell you something about this industry.

If you're a songwriter, a musician, a creator, and you don't have your splits verified, you make nothing. Songwriters can't get new publishing deals without their splits, and they can't get out of their publishing deals without these splits. And if they want any synch opportunities or any other opportunties, they need their splits to get their synch licensing, too.

Let's say you collaborate with songwriters, and when you finish the song, you set your split, and they set theirs, but sometimes, the splits don't total 100%. We've seen it happen. So, you make nothing, and it can take a long time to get resolved. And sometimes, it doesn't.

It's a mess. I've spent several years with artists and songwriters with their careers, and we all come back to the same thing. They have to do their splits. Without it, they don't get paid.

SongSplits streamlines the whole process. No paperwork. No chasing people around to compare and verify information. No missed licensing opportunities, and no hold up on getting paid. Everything is digital. All the information is synched up and in one place, and the rights are secure.

It's simple.

It's going to help move the industry forward.

We're putting the power back in the hands of the creators.

SongSplits already has more than 200,000 songwriters, musicians, and creators around the world using the platform. And we're gearing up for a big push. We've got big plans.

We can make moves that get in front of even more artists, even more songwriters, and scale the number of users faster. Your money goes towards a company that's going to help modernize the music business. We already in process of creating partnership deals with music publishing houses and distribution companies, so that they'll run their splits through the SongSplits

platform.

This is a big deal as it significantly accelerates our growth and solidifies our mission of becoming the central and trusted hub for all music data rights.

Our goal is for the entire music royalty system to be verified and paid through SongSplits.

With SongSplits, we'll cut out the middleman and be able to control the split process from start to finish.

With our experience in the industry, and our connections and relationships, SongSplits is the company that can do it.

We built a platform that has community at the heart of everything we do.

This is our community, and we're looking out for it.

Help us grow SongSplits together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.